SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 28, 2003
                          Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

Enclosure: An announcement that the 2003 first quarter results will be published on April 29, 2003, and an invitation to the conference call regarding these results.




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Rhodia


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                                   Information

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                 2003, 1st Quarter results will be published on

                   Tuesday 29th of April 2003, in the morning


                     A conference call will take place on:

                      April 30th at 3.00 p.m. (Paris time)


              Gilles AUFFRET, President and Chief Operating Officer

         Pierre PROT, Senior Vice-President and Chief Financial Officer

                           will comment these results


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                          To participate, please call:

                  European dial in number: +44 (0) 20 7162 0186

                      USA dial in number: +1 334 420 4950

                                Password: Rhodia

                   Instant number replay to call (for 2 days)

      European dial in number: 44 (0) 20 8288 4459 - Access Code: 867852
            US dial in number: 1 334 323 6222 - Access Code: 867852

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Marie-Christine AULAGNON                                             24/04/2003
Director of Financial Communication
E-mail address: fi.com@eu.rhodia.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rhodia


Date:  April 28, 2003                       By:  /s/ Pierre Prot
                                                -----------------------
                                                Name:  Pierre Prot
                                                Title: Chief Financial Officer